United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Walmart Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Walmart Inc.

RE: The case for voting YES on Shareholder Proposal No. 11 on the 2023 Proxy Ballot (“Communist China Risk Audit”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 11 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote YES on Proposal No. 11 on the 2023 proxy ballot of Walmart Inc. (“Walmart” or the “Company”). The Resolved clause states:

Shareholders request that, beginning in 2023, Walmart Inc. report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company's reliance on activities conducted within, and under control of, the Communist Chinese government.

This report is necessary because:

1)Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2)The potential damage from Walmart’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

3)Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

China poses a unique challenge gives its size, strength, and track record of constricting the freedom of its people and abusing their human rights.

Against this backdrop, it’s unrealistic and irresponsible for Walmart to contend that doing business with China is comparable to other business risks disclosed in existing reports and filings – especially given the company’s dependence on China for revenue and supply.

To summarize the many challenges posed by China:

-China is the second-largest country in the world by nominal GDP,1 and the largest country in the world by GDP in purchasing power parity (PPP).2

-The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.”3

1 “GDP: All countries and economies,” The World Bank, accessed April 30, 2023. See https://data.worldbank.org/indicator/NY.GDP.MKTP.CD?most_recent_value_desc=true&view=map.

2 “Country comparisons – real GDP,” Central Intelligence Agency: The World Factbook, accessed April 30, 2023. See https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison.

3 Jinping, Xi. “Full text of Xi Jinping’s report at 19th CPC National Congress,” China Daily, November 4, 2017. See http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm.

What makes China’s size and emerging strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

Human trafficking and oppression of ethnic minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting:

There was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.4 5

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP “engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”6

Escalating military threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world; 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”7

China has recently demonstrated its intention to project power by repeatedly conducting military operations around Taiwan8 and sending large numbers of fighter jets into Taiwan’s Air Defense

4 “Trafficking in persons report: July 2022,” United States Department of State, July 2022. See https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf.

5 “Against their will: the situation in Xinjiang,” U.S. Department of Labor, accessed April 30, 2023. See https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang.

6 “China cyber threat overview and advisories,” Cybersecurity & Infrastructure Security Agency, accessed April 30, 2023. See https://www.cisa.gov/uscert/china.

7 “Military and security developments involving the People’s Republic of China: 2022,” U.S. Department of Defense, October 26, 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF.

8 Varandani, Suman. “Taiwan intercepts 9 PLA military aircraft, 4 naval ships as tensions mount with China,” International Business Times, January 1, 2023. See https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368.

Zone.9 In regards to Taiwan, China’s ruler Xi Jinping has previously said, “The historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”10 China is embarking on efforts to fully modernize its military by 2027, which according to the U.S. Department of Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”11

In addition to the above issues, China presents other challenges, such as:

-	The CCP’s crackdown on freedoms in Hong Kong.[12]
-

The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.[13]

-	The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.[14]
-	Inhumane lockdowns of entire cities due to the CCP’s regressive Zero
COVID policy.[15]
-	The CCP’s abusive trade practices[16] meant to dominate key U.S. industries.[17]

9 Cheung, Jozuka, & Yeung. “China carries out military exercises near Taiwan and Japan, sending 47 aircraft across Taiwan Strait in ‘strike drill,’” CNN, December 26, 2022. See https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html.

10 “China’s Xi vows ‘reunification’ with Taiwan, but holds off threatening force,” CNBC, October 8, 2021. See https://www.cnbc.com/2021/10/09/china-president-xi-jinping-on-reunification-with-taiwan.html.

11 “Military and security developments involving the People’s Republic of China: 2022,” U.S. Department of Defense, October 26, 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF.

12 Maizland, Lindsay. “Hong Kong’s freedoms: what China promised and how it’s cracking down,” Council on Foreign Relations, May 19, 2022. See https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown.

13 Krolik, Aaron and Mozur, Paul. “A surveillance net blankets China’s cities, giving police vast powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html.

14 Zhou, Quijia. “Building the (fire) wall: internet censorship in the United States and China,” Harvard International Review, December 28, 2020. See https://hir.harvard.edu/building-the-fire-wall/.

15 Deng, Shawn and Gan, Nectar. “Chinese cities rush to lockdown in show of loyalty to Xi’s ‘zero-Covid’ strategy,” CNN, September 5, 2022. See https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html.

16 Blackburn, et. “Letter to secretaries Blinken and Yellen regarding China trips,” The United States Senate, January 31, 2023. See https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf.

17 “Commerce finds dumping and countervailable subsidization of imports of steel racks from China,” International Trade Administration, July 18, 2019. See https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf.

-The CCP’s wrongful detainment of U.S. citizens.18

-The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.19

It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger Walmart to be cut off from both revenue and supply from China.

Shareholders deserve a report focused specifically on the nature and extent to which corporate operations depend on and are vulnerable to China.

Existing reports and filings are not transparent or specific enough to address these concerns.

The potential damage from Walmart’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

While Walmart generically discusses business risks in its mandatory regulatory filings, the risks specific to China should be addressed in more detail. The magnitude of its risk in China is not comparable to the general business risks disclosed by Walmart, many of which are indistinguishable from the disclosures made by other public companies. China-specific risks are present across many parts of Walmart’s business, including:

Revenue risk

-China is Walmart’s fourth-largest market, behind the United States, Central America, and Canada.20

-Walmart has 365 stores in China, representing 6.9 percent of its international locations and 22.1 percent of its international square footage.21

18 Kine, Phelim. “Families push Biden for release of jailed Americans in China,” Politico, June 19, 2022. See https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706.

19 Belmonte, Adriana. “How China flooded the U.S. with lethal fentanyl, fueling the opioid crisis,” Yahoo Finance, February 15, 2022. See https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html.

20 “Walmart, Inc. 10-K,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.Walmarts.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

21 Ibid.

-The Chinese market was a key factor in Walmart’s 2.1 percent growth in net sales in the Company’s international segment.22

-Russia’s invasion of Ukraine in early 2022 provides recent evidence of how damaging a regional conflict can be. The loss of human life and the need for humanitarian assistance are, of course, the foremost concerns. However, these events also provide recent evidence of how quickly a regional conflict can shut off revenue in an affected region.

-Walmart heavily relies on its Chinese distribution and fulfillment facilities to fulfill e-commerce in the region. Walmart’s e-commerce group, which has partnered with China’s JD.com, grew 70 percent during 2022 and represents 48 percent of Walmart’s net sales in China.23

-Walmart’s reliance on China and the rest of Asia Pacific represents a material percentage of total revenue and locations. Walmart’s vulnerability to disruption from China’s stated goal of “reunification” with Taiwan requires immediate and transparent analysis.

-The effects of regional conflict stemming from China’s hostility toward Taiwan would likely have ripple effects on the global economy, further damaging Walmart’s business.

-According to a Federal Reserve report on the effects of war in Ukraine, “the increased geopolitical risks induced by the Russian invasion of Ukraine will weigh adversely on global economic conditions throughout 2022. Such effects are estimated in our model to reduce GDP and boost inflation significantly, exacerbating the policy trade-offs facing central banks around the world.”24

-It’s likely that an invasion of Taiwan would cause even more damage to the global economy, especially given the world’s reliance on semiconductors from Taiwan.25

Operational risk

Walmart has invested a considerable amount in its Chinese infrastructure. Thus, potential disruptions due to political, economic, regulatory, or health issues could negatively impact Walmart’s investments in the region:

-Walmart relies on China for growth opportunities, with total revenue growing in China by 13.3 percent relative to growth of 7.3 percent for the rest of the Company.26

-Walmart has made significant investments in its Chinese supply chain, with the Company announcing in 2019 that it intends to invest $1.2 billion in logistics and distribution centers over the next 10-20 years.27

22 Zhuoqiong, Wang. “Walmart China’s Q4 points to retail health,” China Daily, February 28, 2023. See https://www.chinadaily.com.cn/a/202302/28/WS63fd4ab0a31057c47ebb129a.html.

23 Ibid.

24 Caldara, et. al. “The effect of the war in Ukraine on global activity and inflation,” Board of Governors of the Federal Reserve System, May 27, 2022. See https://www.federalreserve.gov/econres/notes/feds-notes/the-effect-of-the-war-in-ukraine-on-global-activity-and-inflation-20220527.html.

25 Nee Lee, Yen. “2 charts show how much the world depends on Taiwan for semiconductors,” CNBC, March 15, 2021. See https://www.cnbc.com/2021/03/16/2-charts-show-how-much-the-world-depends-on-taiwan-for-semiconductors.html.

26 Zhuoqiong, Wang. “Walmart China’s Q4 points to retail health,” China Daily, February 28, 2023. See https://www.chinadaily.com.cn/a/202302/28/WS63fd4ab0a31057c47ebb129a.html.

27 Berthiaume, Dan. “Walmart dramatically increases supply chain commitment in China,” China Store Age, July 7, 2019. See https://chainstoreage.com/operations/walmart-dramatically-increases-supply-chain-commitment-in-china.

-The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance Group,28 HNA Group,29 CEFC China Energy,30 and others.

-Nearly all of Walmart’s retail and wholesale facilities in China are leased, with many distribution and fulfillment locations operating under lease agreements. This introduces the risk that Walmart will be unable to re-sign leases due to the Chinese government’s control over all land in China.31

-The Chinese government has a history of intimidating companies and manipulating them, as seen with Apple32, Marriott33, Ant Group34, Alibaba35, and others. As a company with significant operations in China, Walmart could also face comparable intimidation from the Chinese government. In fact, the Company already has.

During the end of 2021, Walmart stopped stocking all products produced from the Xinjiang region of China upon reports that forced labor and human rights violations were occurring in the area. The Chinese government said this was a sign of “stupidity” and “short-sightedness” on Walmart’s part and that the Company will “surely have its own bad consequences.”36 China’s threats against corporations are frequently backed up by action. This should give investors cause for concern.

-A geopolitical situation comparable to the Russian and Ukrainian war could put pressure on Walmart to cease operations in the region.37

28 Miller, Matthew and Engen, Tham. “China seizes control of Anbang Insurance as chairman prosecuted,” Reuters, February 22, 2018. See https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076.

29 “China plans to take over HNA Group and sell its airline assets as coronavirus hits business,” CNBC, February 19, 2020. See https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html.

30 Chang, Alfred and Lau, Dominic. “CEFC China Energy seized by Shanghai Government, SCMP reports,” Bloomberg, March 2, 2018. See https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg.

31 “Walmart, Inc. 10-K,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.Walmarts.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

32 “Apple is censoring its App Store for China,” Tech Transparency Project, December 23, 2020. See https://www.techtransparencyproject.org/articles/apple-censoring-its-app-store-china.

33 “Marriott’s broken China,” Wall Street Journal, November 19, 2021. See https://www.wsj.com/articles/marriotts-broken-china-hotel-prague-uighurs-11637364746.

34 Wei, Lingling. “China blocked Jack Ma’s Ant IPO after investigation revealed likely beneficiaries,” Wall Street Journal, February 16, 2021. See https://www.wsj.com/articles/china-blocked-jack-mas-ant-ipo-after-an-investigation-revealed-who-stood-to-gain-11613491292.

35 “China’s communist government employing intimidating tactics against big businesses, Alibaba founder Jack Ma staying in Japan: report,” OpIndia, December 1, 2022. See https://www.opindia.com/2022/12/alibaba-founder-jack-ma-shifts-to-japan-due-to-intimidating-tactics-of-ccp/.

36 Case, Brendan. “China accuses Walmart of ‘stupidity’ over missing Xinjiang items,” Aljazeera, December 31, 2021. See https://www.aljazeera.com/economy/2021/12/31/bbchinaaccuses-walmart-of-stupidity-over-missing-xinjiang-items.

37 Moon, Brad. “140 companies that have pulled out of Russia,” Kiplinger’s, March 7, 2022. See https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia.

Reputational and legal risk

Walmart has an estimated brand value of nearly $113.8B, making it one of its most valuable and important assets.38 There is a clear correlation between brand value and firm valuation. Reputational risks can damage a brand’s value, and thus the valuation of a firm.

Reputational risks from doing business with China are relevant to shareholders, especially since the CCP’s actions frequently conflict with Walmart’s stated values and policies.

Privacy

-Walmart has stated that it “believe(s) privacy is more than an issue of compliance and endeavor to manage personal information in accordance with our core value of respect for the individual.”39

-This statement conflicts with the reality that Walmart derives a significant portion of its revenue from a country that runs a massive surveillance program on over one billion citizens.40

-The CCP tracks its citizens using facial recognition41 and monitoring of social media posts.42 They punish citizens using a “social credit” system that can cast out citizens from access to jobs, housing, and travel with no due process.43 They monitor movements and suppress dissent using QR codes.44

-While Walmart can’t be blamed for the CCP’s surveillance of consumer devices, it can be held accountable for whether its technology is empowering customers or the CCP.

Human rights and free expression

Walmart’s website states, “We respect human rights and seek to use our scale, capabilities and influence to help people and communities improve their lives, with a focus on our salient human rights issues.”45

38 “Walmart’s brand value worldwide from 2016 to 2023,” Statista, accessed March 11, 2023. See https://www.statista.com/statistics/980007/brand-value-of-walmart-worldwide/.

39 “Privacy & Security,” Walmart, Inc., Accessed March 11, 2023. See https://corporate.walmart.com/privacy-security.

40 Ka, You. “Inside China’s surveillance state, built on high tech and a billion spies,” World Crunch, November 1, 2022. See https://worldcrunch.com/culture-society/china-surveillance-cameras.

41 Ma, Alexandra. “China is building a vast surveillance network – here are 10 ways it could be feeding its creepy ‘social credit system,’” Insider, April 29, 2018. See https://www.businessinsider.com/how-china-is-watching-its-citizens-in-a-modern-surveillance-state-2018-4?op=1.

42 Krolik, Aaron and Mozur, Paul. “A surveillance net blankets China’s cities, giving police vast powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html.

43 Kobie, Nicole. “The complicated truth about China’s social credit system,” Wired, July 6, 2018. See https://www.wired.co.uk/article/china-social-credit-system-explained.

44 Gan, Nectar. “China’s bank run victims planned to protest. Then their Covid health codes turned red,” CNN, June 15, 2022. See https://www.cnn.com/2022/06/15/china/china-zhengzhou-bank-fraud-health-code-protest-intl-hnk/index.html.

45 “ESG: Human Rights,” Walmart, April 20, 2023. See https://corporate.walmart.com/esgreport/governance/human-rights.

This statement conflicts with past credible allegations against Walmart:

-Walmart has been sued several times over gender and racial discrimination. Walmart was the defendant of the largest employment class-action lawsuit in history in the Dukes v. Walmart case, in which a group representing 1.5 million current and former female employees filed suit against the Company in 2001, alleging that Walmart discriminated against them in terms of their salary, bonus, and training.46 Walmart was sued in 2019 by a group of nearly 100 workers claiming sexual discrimination prevented them from gaining equal pay and equal opportunities.47 Walmart was sued in 2020 by the U.S. Equal Employment Opportunity Commission (“EEOC”) due to Walmart’s physical ability testing for grocery distribution center order fillers, which the EEOC said discriminated against female applicants. This resulted in a $20 million fine for Walmart and a requirement that Walmart “cease all physical ability testing currently being used for the purposes of hiring grocery distribution center order fillers.”48 Walmart was sued again by the EEOC in 2022 when it provided an unsanitary lactation space for an employee based on her race and failed to promote her due to “stereotypes about mothers with small children;”49 a similar sexual discrimination lawsuit based on pregnancy-related discrimination which represented 4,000 women resulted in a $14 million settlement in 2020.50

-Walmart was included in an investigative article claiming that many corporations have exploited migrant children by employing them in factories, distribution centers, and stores throughout the United States.51 The article states that “migrant children, who have been coming into the United States without their parents in record numbers, are ending up in some of the most punishing jobs in the country… This shadow work force extends across industries in every state, flouting child labor laws that have been in place for nearly a century.”52

A company’s brand is a function of customer trust. When a company operates in direct violation of its stated values and policies, that trust can be broken and brand value damaged, in turn lowering the company’s market capitalization. Shareholders must have the ability to determine

46 “Walmart lawsuit (re: gender discrimination in USA),” Business & Human Rights Resource Centre, January 1, 2001. See https://www.business-humanrights.org/en/latest-news/walmart-lawsuit-re-gender-discrimination-in-usa/.

47 Sainato, Michael. “Walmart facing gender discrimination lawsuits from female employees,” The Guardian, February 18, 2019. See https://www.theguardian.com/us-news/2019/feb/18/walmart-gender-discrimination-supreme-court.

48 “Walmart, Inc. to pay $20 million to settle EEOC nationwide hiring discrimination case,” U.S. Equal Employment Opportunity Commission, September 10, 2020. See https://www.eeoc.gov/newsroom/walmart-inc-pay-20-million-settle-eeoc-nationwide-hiring-discrimination-case.

49 “EEOC sues Walmart for gender and race discrimination,” U.S. Equal Employment Opportunity Commission, February 11, 2022. See https://www.eeoc.gov/newsroom/eeoc-sues-walmart-gender-and-race-discrimination.

50 Schmidt, Samantha. “Judge approves $14 million settlement in Walmart pregnancy discrimination case,” Washington Post, April 29, 2020. See https://www.washingtonpost.com/dc-md-va/2020/04/29/walmart-pregnant-workers-discrimination-settlement/.

51 Dreier, Hannah. “Alone and exploited, migrant children work brutal jobs across the U.S.,” New York Times, February 25, 2023. See https://www.nytimes.com/2023/02/25/us/unaccompanied-migrant-child-workers-exploitation.html?smid=nytcore-ios-share&referringSource=articleShare.

52 Ibid.

how Walmart is specifically addressing the reputational and legal risks related to doing business with China.

Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

As discussed in the “Human Rights” section of its webpage, Walmart is “guided by” the United Nations Guiding Principles on Business and Human Rights.53 That document states,

“Because the risk of gross human rights abuses is heightened in conflict-affected areas, States should help ensure that business enterprises operating in those contexts are not involved with such abuses. In order to identify, prevent, mitigate, and account for how they address their adverse human rights impacts, business enterprises should carry out human rights due diligence.

Assessing actual and potential human rights impacts, integrating and acting upon findings, tracking responses, and communicating how impacts are addressed… In order to account for how they address their human rights impacts, business enterprises should be prepared to communicate this externally, particularly when concerns are raised by or on behalf of affected stakeholders.”54

We agree with the aforementioned statements and would argue that Walmart does not currently adhere to them.

-Walmart does not provide a comprehensive breakout of its operations in China, with information provided only detailing the number of stores open and several generic risk disclosures for the country.55 Walmart fails to detail critical information, such as its Chinese supply chain, revenue, and infrastructure.

-SEC-mandated disclosures of material risk do not address Walmart’s initiatives to mitigate those risks. According to SEC’s Division of Enforcement, “It is critical that public companies accurately disclose material business risks and timely disclose and account for loss contingencies that can materially affect their bottom line." 56

China is a clear driver of Walmart’s business performance, making the Company’s reliance on the country a key risk, as there are a number of factors that could harm the company. The United Nations calls on companies to “provide information that is sufficient to evaluate the adequacy of an enterprise’s response to the particular human rights impact involved.” If the Company is being “guided” by this principle and is already providing “regular and transparent public

53 “ESG: Human Rights,” Walmart, April 20, 2023. See https://corporate.walmart.com/esgreport/governance/human-rights.

54 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.

55 “Walmart, Inc. 10-K,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.Walmarts.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

56 “Mylan to pay $30 million for disclosure and accounting failure relating to EpiPen,” U.S. Securities and Exchange Commission, April 19, 2019. See https://www.sec.gov/news/press-release/2019-194.

reporting on key risks facing the company,” then a report on the topics discussed should be easy to deliver and provide investors with meaningful insights.57

Conclusion

Doing business in and with China poses unique risks for Walmart, especially in light of the company’s reliance on China for revenue and future growth. While Walmart insists that existing disclosures and voluntary reports account for these risks, that is not the case. These disclosures and reports are vague and do not address risks specific to doing business with China. The information is scattered among various reports, and meaningful information about Walmart’s assessment and response to China-related risks is missing, leaving shareholders in the dark as to the extent and nature of this risk.

As the United Nations Guiding Principles on Business and Human Rights says, companies should be “showing involved communication, providing a measure of transparency and accountability to individuals or groups who may be impacted and to other relevant stakeholders, including investors.”58 We believe this is a reasonable standard to which to hold Walmart.

Having carefully considered these risks, we urge you to vote FOR Shareholder Proposal No. 11 on Walmart Inc.’s 2023 Proxy, requesting a report on the nature and extent to which corporate operations are dependent on, and vulnerable to, Communist China.

Photo credits:

Page 2 – Xi Jinping, UN Geneva/Creative Commons

Page 4 – COVID testing in China/QuantFoto, Creative Commons

Page 5 – Walmart Supercenter in Shenzhen City, China, dcmaster/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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57 “Walmart, Inc. 2023 Proxy Statement,” Walmart, Inc., April 20, 2023. See https://s201.q4cdn.com/262069030/files/doc_financials/2023/ar/2023-proxy-statement.pdf.

58 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.

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For questions regarding Walmart Inc. – Proposal 11 – “Communist China Risk Audit,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.